FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                                FOR JULY 3, 2003




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)







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DESWELL [LOGO]

                                              CONTACT:
                                              John G. Nesbett/David K. Waldman
                                              Lippert/Heilshorn & Associates
                                              212-838-3777, ext. 6631
                                              e-mail: jnesbett@lhai.com


          DESWELL INDUSTRIES INC. EXPECTS FISCAL 2003 REVENUE GROWTH TO
                              EXCEED EIGHT PERCENT

         - EXPANDED PLASTIC INJECTION MOLDING FACILITY NOW OPERATIONAL -

              - FOURTH QUARTER 2003 AND FIRST QUARTER 2004 RESULTS
                    TO BE ANNOUNCED ON OR BEFORE AUGUST 20 -

HONG KONG (July 3, 2003) - Deswell Industries, Inc. (Nasdaq: DSWL), today announced it expects the revenue of fiscal 2003 to exceed eight percent growth as compared with fiscal 2002. The Company also expects that first quarter of fiscal 2004 revenues will exceed first quarter 2003 revenues.

The Company expects fourth quarter fiscal 2003 and first quarter fiscal 2004 results and dividend payments will be announced on or before August 20, 2003.

Mr. Lau, chairman and chief executive officer of Deswell, stated, "Our decision to change auditors means that we will not be able to announce our audited fourth quarter results until August. We appreciate our investors' patience in this matter. We have always announced our results within a time frame consistent with U.S. companies and will return to announcing our results in a timely fashion with the second quarter of fiscal 2004."

The Company also announced that production commenced at its new
300,000-square-foot facility in mid June. Fifty-two of the 55 sets of injection-molding machines have commenced operation. By the end of July, once thorough testing is completed, the 35,000-square-foot clean room will also be operational. Large-scale injection molding machines will be installed in the new plant during September and should be operational by November.

Mr. Lau continued, "Both our plastics and electronics division grew during the year and the growth should continue into the first quarter. We are particularly enthusiastic about our new manufacturing facility, which began operation in June. The combination of this facility's state-of-the art machinery and lower labor costs should help us build revenues with existing and new customers while reducing expenses."



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Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount technologies ("SMT"); and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Digidesign, Inc., Vtech Telecommunications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the company's web site at www.deswell.com.

SAFE HARBOR STATEMENT

CERTAIN STATEMENTS ARE INCLUDED IN THIS NEWS RELEASE WHICH ARE NOT HISTORICAL AND ARE "FORWARD-LOOKING," SUCH FORWARD-LOOKING STATEMENTS INCLUDE RISKS DETAILED FROM TIME TO TIME IN DESWELL'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM RESULTS EXPRESSED OR IMPLIED BY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT.

                                      # # #




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           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                For and on behalf of
                                                Deswell Industries, Inc.




                                                By: /s/ RICHARD LAU
                                                        -----------
                                                Richard Lau
                                                Chief Executive Officer

Date: July 9, 2003



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